Exhibit 99.6

- Non-binding English Translation -

(Only the German version is legally binding)

Maruho Deutschland GmbH

Düsseldorf

Announcement pursuant to Section 16 para. 3 sentence 3

of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz - WpÜG)

On 15 April 2019, Maruho Deutschland GmbH, with registered office in Düsseldorf and business address in Leverkusen, Germany (“Bidder”), published the offer document (“Offer Document”) for its voluntary public acquisition offer, in the form of a partial offer, to the shareholders of Biofrontera AG to acquire up to a total of 4,322,530 of their registered no-par value shares in Biofrontera AG (ISIN DE0006046113 / WKN 604611) (“Biofrontera-Shares”) against a cash consideration of EUR 6.60 per Biofrontera-Share (“Acquisition-Offer”). The Offer Document as well as a non-binding English translation are available on the internet at http://www.pharma-offer.de.

On 26 April 2019, Biofrontera AG notified the Bidder of the following:

“Biofrontera AG has convened a general meeting in connection with the Offer. A receipt printout of the invitation to the general meeting on 15.05.2019 is attached. Agenda item 1 contains the following item:

“Discussion on the voluntary public acquisition offer in the form of a partial offer by Maruho Deutschland GmbH, Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany (registered with the Local Court of Düsseldorf under HRB 69727) to the shareholders of Biofrontera AG to acquire up to 4,322,530 ordinary registered shares against payment of a cash consideration of EUR 6.60”

The invitation text specifically indicates that the general meeting is also a general meeting within the meaning of Section 16 para. 3 WpÜG.

Therefore, according to our calculations, the acceptance period of the Offer now ends on 24 June 2019, 24:00 hrs (local time Frankfurt am Main).”

Due to the general meeting convened by Biofrontera AG in connection with the Acquisition Offer, the acceptance period is extended to ten weeks from the publication of the Offer Document pursuant to Section 16 para. 3 sentence 1 WpÜG. Therefore, the acceptance period now ends on 24 June 2019, 24:00 hrs (Central European Time).

Leverkusen, 26 April 2019

Maruho Deutschland GmbH

Important Notices:

This announcement is neither an offer to purchase nor a request to submit an offer to sell Biofrontera-Shares. The terms of the Acquisition Offer, as well as further information regarding the Acquisition Offer, are set out in the Offer Document the publication of which has been approved by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin).

Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the Offer Document, as well as all other documents relating to the Acquisition Offer, as they contain important information. The Acquisition Offer is only for Biofrontera-Shares and holders of Biofrontera-ADS cannot directly tender their Biofrontera-ADS for sale in connection with the Acquisition Offer. Holders of Biofrontera-ADS who wish to accept the Acquisition Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS are entitled to do so but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of, in accordance with, and subject to, the terms of the Acquisition Offer set out in the Offer Document.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Acquisition Offer on the website of the U.S. Securities and Exchange Commission (“SEC”) (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Acquisition Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Acquisition Offer set out in the Offer Document refers to shares of a German company and is made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that is concluded on the basis of the Acquisition Offer will be governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

With the exception of the permission to publish the Offer Document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the Offer Document or the Acquisition Offer have been or will be applied for or arranged with securities regulators of other legal systems.

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The announcement is available

on the internet at: http://www.pharma-offer.de

on the internet as of: 26.04.2019

Leverkusen, 26 April 2019

Maruho Deutschland GmbH

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